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September 20, 2024

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aurous Resources Registration Statement on Form F-4 Filed July 24, 2024 File No. 333-280972

Dear Ms. Gallagher, Mr. Cannarella, Mr. Coleman, Mr. Hiller, Mr. Purcell and Mr. Levenberg:

On behalf of our client, Aurous Resources (the “Company” or “Aurous Resources”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 27, 2024, on the Registration Statement on Form F-4 (File No. 333-280972) (the “Registration Statement”) filed with the Commission on July 24, 2024 relating to the proposed business combination, by and among, inter alios, the Company, Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”) and Blyvoor Gold Operations Proprietary Limited (“Gauta Tailings” and, together with Aurous Gold, “Blyvoor”) and Rigel Resource Acquisition Corp (“Rigel,” and together with Aurous Resources and Blyvoor, the “Registrants”).

The Registrants respectfully acknowledge the Staff’s comments. For the Staff’s convenience, the Staff’s comments are repeated below in bold and are followed by the Registrants’ responses. Concurrently with the submission of this letter, the Registrants are filing with the Commission an amendment to the Registration Statement for review. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Registration Statement.

September 20, 2024

The Registrants’ responses to the Staff’s comments are as follows:

Registration Statement on Form F-4

Cover Page

1.	We note that you list two Blyvoor Gold entities as co-registrants on the filing, please provide the address, zipcode, and telephone number including area code of the principal executive offices for both.

Response: In response to the Staff’s comment, the Registrants have revised the cover page of the Registration Statement. The Registrants respectfully advise the Staff that, since the filing dated July 24, 2024, Aurous Gold, Gauta Tailings and Aurous Resources have changed their respective addresses to Inanda Greens Business Park, Block A Wierda Gables, 54 Wierda Rd West, Wierda Valley, Sandton, South Africa 2196 and their telephone number to +27 67 166 4397, and that these details have been updated throughout the Registration Statement.

2.	Revise to disclose whether you received an outside report, opinion, or appraisal materially related to the deSPAC transaction. Refer to Item 1604(a)(1).

Response: In response to the Staff’s comment, the Registrants have revised the cover page of the Registration Statement accordingly.

3.	Please revise the cover page to clarify whether there may be any actual or potential material conflicts of interest related to the target company officers or target company directors and the unaffiliated security holders of the SPAC. Refer to Item 1604(a)(4).

Response: In response to the Staff’s comment, the Registrants have revised the cover page of the Registration Statement accordingly.

Questions and Answers about the Business Combination and the General Meeting of the Shareholders

4.	We note that Rigel has agreed to pay Citi and Hannam, in connection with performing their services as co-placement agents, irrespective of the consummation of the PIPE Funding, for reasonable and documented expenses, and Rigel has agreed to reimburse Citi in its capacity as Rigel’s capital markets advisor, for all reasonable and out of pocket expenses incurred for its services under its engagement letter. Please disclose the nature and amounts of any reimbursements to be paid to the Sponsor, as well as its affiliates and promotors, including Citi and Hannam. See Item 1603(a)(6) of Regulation S-K.

September 20, 2024

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Registrants believe Citi and Hannam do not serve as a promoter of Rigel (as such term is defined in Rule 405 of the Securities Act) and, therefore, the Registrants do not believe disclosure regarding the nature and amounts of reimbursements to be paid is required pursuant to Regulation S-K Item 1603(a)(6) with respect to Citi and Hannam. Under Rule 405 of the Securities Act, a “promoter” is (i) a person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer, or (ii) any person who, in connection with the founding and organizing of a business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. Neither Citi or Hannam has directly or indirectly founded or organized the registrant, nor does Citi or Hannam directly or indirectly own 10 percent or more of any class of securities, or will directly or indirectly receive 10 percent or more of the proceeds from the sale of any class of securities. The Registrants also respectfully point the Staff to pages 36, 62, 125-126, 353 and 380-381 regarding the terms of Citi and Hannam’s engagement as co-placement agents in connection with PIPE Funding.

5.	In the last paragraph at page 27, you state that Rigel is providing for redemption with a vote rather than a tender offer for “business and other reasons.” Briefly describe the reasons you reference.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the decision to provide for redemption with a vote rather than a tender offer was negotiated in the Business Combination Agreement (supplied as Annex A of the Registration Statement). Rigel believed that a tender offer would require additional time and expense and therefore elected to provide for redemption with a vote. The Registrants have revised the disclosure to include this reasoning which can be found on page 27.

6.	Please revise to quantify the number of shares subject to registration rights pursuant to the amended and restated registration rights agreement.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to include to the number of shares subject to registration rights on pages 34, 61, 124 and 379.

7.	Revise to clarify the references here and elsewhere to “customary cutback provisions.”

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to clarify on pages 34, 61, 124 and 379 the “customary cutback provisions” that may be applicable when the dollar amount or the number of securities desired to be sold exceeds the maximum dollar amount or maximum number of securities that can be sold without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

September 20, 2024

8.	If appropriate, revise the answer to clarify whether such dissention rights would be unavailable if the shares are listed on Nasdaq at the effective date of the merger, as appears to be contemplated by the cover page letter to Rigel shareholders and by the closing condition (iv) set forth at page 56. Otherwise, explain in your response letter why the rights would still be available in such circumstances.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that under Cayman law, dissention rights are unavailable where an open market exists on a recognized stock exchange or recognized interdealer quotation system. If shares are listed on Nasdaq, dissention rights would become unavailable to shareholders. However, since the closing condition to list the shares on Nasdaq is only a condition, it can be waived with the consent of the Target Companies. The waiver of this closing condition could mean the shares are not listed on Nasdaq or listed on a different exchange. The Registrants have revised the disclosure on pages 41, 51 and 56 to clarify that these dissention rights may not be available if this closing condition is satisfied and not waived.

What happens if a substantial number of Rigel’s public shareholders vote in favor of the Business Combination Proposal

9.	For each scenario presented, please show the difference between the initial public offering price of Rigel and net tangible book value per share, as adjusted in your dilution table as required by Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 42 accordingly.

10.	Please tell us why you have opted not to present dilution information assuming no redemptions occur.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the decision to not include a “no redemption scenario” was in reliance on the SEC SPAC Rules Adopting Release (Release Nos. 33-11265; 34-99418; IC-35096; File No. S7-13-22) that stated on page 96, “under Item 1604(c), registrants should not select redemption levels that are not possible…but should ensure the redemption levels reasonably inform investors of a range of potential outcomes.” Based on the Rigel’s review of other SPACs’ results after completing a public shareholder vote relating to the approval of a business combination, and based on Rigel’s own experience with redemptions, Rigel has concluded that it is highly unlikely that a public shareholder vote for the Business Combination would result in zero redemptions. Because the Registrants believe a “no redemption scenario” would not reasonably inform investors of a “potential outcome,” they have not included a “no redemption scenario” in the dilution disclosure of the Registration Statement.

September 20, 2024

11.	Please provide further details of the underlying assumptions used to calculate the Blyvoor valuation amounts under each scenario within the dilution table as required by Item 1604(c)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 42-43 accordingly.

Summary of this Proxy Statement/Prospectus

Subscription Agreements

12.	Revise the disclosure regarding the reduction right and open market purchases, including references to approval by the PIPE Investor (i.e., “only if the PIPE Investor agrees”) to more clearly explain the provisions set forth in section 12.1 of Exhibit 10.2.

Response: In response to the Staff’s comment, the Registrants have revised the cover page of the Registration Statement and the disclosure on pages 53 and 354 accordingly.

The Rigel Board’s Reasons for the Business Combination

13.	Revise throughout the prospectus to clarify that the sponsor and its affiliates have no prior or current involvement in organizing other SPACs as disclosed at page 251. Make similar contextualizing disclosure throughout the prospectus where you highlight the extensive experience that you believe is relevant to your business strategy.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure and have provided similar contextualizing disclosure on pages 53-54, 251, 254, 257, 272, 360 and 366.

14.	Revise to state whether the deSPAC transaction is in the best interest of the SPAC and its securityholders. Refer to Item 1606(a). In this regard, it is unclear whether different characterizations of the Rigel Board’s determination are intentional. For example, clarify whether you intend to draw a distinction between the reference at page 27 to the board’s determination that it is in the “commercial interest” of Rigel and its shareholders and at 55 that the board “believes, after a review of other opportunities reasonably available to Rigel, that the Business Combination represents an optimal potential business combination opportunity for Rigel.”

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 27, 55, 56, 366, 367 and 369 accordingly.

September 20, 2024

Interests of Certain Persons in the Business Combination and Conflicts of Interest

15.	Please provide any potential conflicts of interest between the directors or executive officers of the target companies and the unaffiliated shareholders. See Item 1603(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the cover page of the Registration Statement and the disclosure on pages 62, 126 and 380 accordingly.

Compensation Received by the Sponsor

16.	Please revise the table to comply with the requirements of Item 1604(b)(4). For example, please describe the consideration paid by Orion GP and Orion Fund III and provide a brief description or cross-reference to explain the Orion Resources Consideration and the Earnout Shares.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 63 accordingly.

Risk Factors

Risks Related to Government Regulation

17.	We note you are subject to water use and other licenses. Please expand your Business of Aurous Gold disclosure at page 171 to identify all material licenses you are required to possess in order to operate the Blyvoor Gold Mine, and briefly indicate the status of such licenses.

Response: The Registrants acknowledge the Staff’s comment and respectfully direct the Staff to the disclosure of material licenses currently required to operate the Blyvoor Gold Mine and the Gauta Tailings Project and their status under the heading “Individual Property Disclosure”, on pages 213-217 with respect to the Blyvoor Gold Mine and on pages 227-229 with respect to the Gauta Tailings Project. In response to the Staff’s comment, the Registrants have provided additional disclosure under the heading “Mineral Rights and Licenses” on page 198 with respect to the Blyvoor Gold Mine and on page 181 with respect to the Gauta Tailings Project, in each case, to summarize material licenses required to operate the respective projects and their status, and provided cross-references to the disclosure referenced above.

September 20, 2024

Risks Related to Rigel

18.	We note the disclosure on page 130 that the Sponsor or any of Rigel’s directors, officers or advisors and their respective affiliates may purchase Rigel Ordinary Shares or Rigel Public Warrants in the open market. Please provide your analysis regarding how such potential purchases would comply with Exchange Act Rule 14e-5.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that, as disclosed on page 132, the Sponsor or any of Rigel’s directors, officers or advisors and their respective affiliates may purchase Rigel Ordinary Shares or Rigel Public Warrants in the open market, unless and during the period that Rigel is engaged in a tender offer for Rigel Ordinary Shares or Rigel Public Warrants. Furthermore, the disclosure on page 132 has been revised to clarify that if the purchasers determine at the time of any such purchases that the purchases are subject to the tender offer rules or going private rules under the Exchange Act, the purchasers will comply with such rules.

Material Tax Considerations
United States Federal Income Tax Considerations to U.S. Holders

19.	You state in part that “U.S. Holders of Rigel Securities generally will not recognize taxable gain or loss as a result of the Merger for U.S. federal income tax purposes,” but you do not discuss the consequences of the business combination and all impacted parties. In addition, we note the reference to Section 368 set forth in Section 10.04(f) of the business combination agreement supplied as Annex A and the related disclosures regarding Section 368 throughout the filing.

Please provide all the disclosure that Item 4(a)(6) of Form F-4 and Item 1605(b)(6) of Regulation S-K require, addressing the federal income tax consequences of the de-SPAC transaction to Rigel, the target companies Aurous Gold and Gauta Tailings, and their respective security holders. To the extent that you state that an exchange or merger would be tax-free, consider the requirements for a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. See Staff Legal Bulletin No. 19 at Section III.A.2.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 40, 65, 128 and 150-153 and advise the Staff that a tax opinion is being prepared addressing the qualification of the Merger as a reorganization under Section 368, which will be filed in a subsequent filing. The Registrants respectfully submit that, in connection with the Business Combination, U.S. Holders of Rigel securities will retain their Aurous Resources securities received pursuant to the Merger, and will not exchange them for any other property. As a result, there will be no material U.S. federal income tax consequences of the Business Combination to U.S. Holders of Rigel securities other than tax consequences of the Merger.

September 20, 2024

Unaudited Pro Forma Condensed Combined Financial Information

20.	We note that Gauta Tailings has a contingent liability for project and operating costs that become due to Benoryn Investment Holdings Proprietary Limited and Stratocorp Services Proprietary Limited upon the sale of the company and such amounts will be repaid out of the proceeds from the business combination. Please tell us how you considered including an adjustment in your pro forma financial statements for this related transaction.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and note 2j) therein on page 169, to reflect the adjustment relating to Gauta Tailings’ contingent liabilities for project and operating costs that become due to Benoryn Investment Holdings Proprietary Limited and Stratocorp Holdings Proprietary Limited. The Registrants respectfully advise the Staff that these contingent liabilities disclosed in the sections “Off-balance Sheet Arrangements” on page 249 and “Gauta Tailings’ Related Party Transactions” on page 331, both in respect of Gauta Tailings, will be discharged, using proceeds from the Business Combination, substantially simultaneously with the Closing pursuant to the terms of the Business Combination Agreement.

21.	We note a forward purchase agreement is in place between Rigel and Orien Fund III which provides for the purchase of up to 5,000,000 units, with each unit consisting of one Class A ordinary share and one-half of one redeemable warrant to purchase one Class A ordinary share, at $11.50 per share, subject to adjustment, for a purchase price of $10.00 per unit, in a private placement to occur in connection with the closing of a business combination. Please tell us the consideration given to depicting the issuance of these units under this agreement within your pro forma financial statements.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Orion Forward Purchase Agreement represents an option available to affiliates of the Sponsor that can be exercised at any time prior to Closing; however, it is not a binding obligation or a commitment to invest and, at this time, it has not been exercised, nor has Rigel received any indication as to whether it will be exercised. The Registrants have not depicted the impact of the exercise of the Orion Forward Purchase Agreement in the pro forma financial information since the pro forma financial information depicts only the impact of contractually committed investments as of the date hereof.

Notes to Unaudited Pro Form Condensed Combined Financial Information

22.	Please modify your disclosures pertaining to adjustment 2c)ii) to provide more detailed information to reconcile the amounts and items described in the footnotes to the adjustment amounts on the face of the pro forma balance sheet.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and note 2c)ii) therein on page 166 accordingly.

23.	Please refer to pro forma adjustment 2c)i) where you reflect the settlement of the sponsor promissory note and expand your disclosure to explain why you adjust accumulated loss in the amount of R29,554,544 under both the minimum and medium scenario. We presume this adjustment relates to recognizing the convertible promissory note at fair value as of February 29, 2024.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and on pages 165-166 pertaining to adjustment 2c)i) accordingly.

September 20, 2024

24.	Please include any pro forma adjustments necessary to remove intercompany transactions between Aurous Gold and Gauta Tailings. For example, it appears that Aurous Gold has a loan outstanding due to Gauta Tailings.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and on page 169 pertaining to adjustment 2i) accordingly.

25.	Please refer to pro forma adjustment 2e)iii) where you disclose that you are presenting the issuance of 35,626,000 Aurous Resources ordinary shares to the Sellers and reconcile to your disclosure elsewhere in the prospectus where you disclose the consideration to the holders of Aurous Gold’s and Gauta Tailings’ issued and outstanding equity interests at the closing will consist of (i) 600,000 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Gauta Tailings, (ii) 28,017,500 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Aurous Gold and (iii) 6,982,500 Aurous Resources ordinary shares to Orion Fund II in exchange for its shares of Aurous Gold which total in all only 35,600,000 Aurous Resources ordinary shares.

We also note that the sum of i) 600,000 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Gauta Tailings, and ii) 28,017,500 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Aurous Gold totals 28,617,500 Aurous Resources ordinary shares. Please reconcile the 28,617,500 Aurous Resources ordinary shares to the 28,568,500 Aurous Resources ordinary shares issued to Blyvoor Gold as listed in the tabular disclosures on pages 160 and 167.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and on page 167 pertaining to adjustment 2e)iii) relating to the issuance of Aurous Resources Ordinary Shares to more clearly reconcile the disclosure therein with the tabular disclosures on pages 162 and 170.

26.	Please expand pro forma adjustment 2e)vi) to explain why this adjustment does not include the issuance of any Aurous Resources ordinary shares under the Management Incentive Share Scheme.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Statements” and on page 168 pertaining to adjustment 2e)vi) to remove reference to “Management Incentive Share Scheme” in the unaudited pro forma condensed combined financial information. Additionally, the Registrants have revised the disclosure on page 168 pertaining to adjustment 2e)vii) to more clearly exclude the Management Incentive Share Scheme from pro forma adjustments.

September 20, 2024

Business of Aurous Gold and Gauta Tailings and Certain Information About Aurous Gold and Gauta Tailings

27.	Please define the term “gold doré” when first used.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the Glossary of Technical Terms and on page 95 accordingly.

28.	Please disclose the source and date of all third party data used, including for example the Wood Mackenzie data.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 88, 107, 182 and 234 accordingly.

29.	Please modify your mineral property disclosures as necessary to ensure that each mineral resource and mineral reserve table includes details regarding the commodity price assumptions, to comply with the guidance in footnote 1 to Tables 1 and 2 of Item 1303(b)(3)(iv) of Regulation S-K (for summary property disclosures), and Item 1304(d)(1) of Regulation S-K (for individual property disclosures).

Response: In response to the Staff’s comment, the Registrants have revised the disclosure and mineral resource and mineral reserve tables on pages 204, 218, 220, 229 and 232 to provide further detail, as depicted in the Mine TRS and Tailings TRS, regarding commodity price assumptions used in connection with declaring mineral resources and mineral reserves.

Aurous Gold’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

30.	Expand your discussion of the costs and effects of inflation to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. As appropriate, make corresponding revisions to your related risk factors. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 234 and 235, and updated risk factor disclosure on page 88 accordingly.

September 20, 2024

Aurous Gold’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Cost Indicators

31.	Please refer to the table on page 233 where you present the reconciliation of AIC to Adjusted AIC and revise the AIC amount for the year ended February 29, 2024 from R761,171,650 to R818,990,878.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 236 accordingly.

Key Line Items in Aurous Gold’s Consolidated Statement of Profit or Loss or Other Comprehensive Income

32.	We note you state that cost of sales is comprised of direct operating costs, professional fees, fuel purchases, professional fees, electricity costs, water expenses and certain other expenses. As it excludes depreciation associated with the generation of revenue it would appear the cost of sales and gross profit line items on Aurous Gold’s consolidated statements of profit or loss are incomplete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1 and paragraphs 2.12 to 2.14 of the IFRS Conceptual Framework for Financial Reporting, which indicates that information must faithfully represent the substance of what it purports to represent and that a faithful representation is, to the maximum extent possible, complete, neutral and free from error. Please tell us how you considered the concept of completeness when presenting cost of sales and gross profit that exclude certain costs required or necessary to generate revenue.

Response: The Registrants respectfully advise the Staff that, in consideration of the concept of completeness when presenting cost of sales and gross profit, the financial statements of Aurous Gold have been revised to include note 39 on page F-137, in order to account for depreciation associated with the generation of revenue. The Registrants, further, respectfully advise the Staff, that they have revised the disclosure on page 236 accordingly.

Results of Operations

33.	We note you have identified multiple factors that contributed to a material change in a financial statement line item between the periods. For example, you state the increase in cost of sales was primarily due to an increase in direct operating costs, consumables, professional fees and electricity costs, and the increase in other operating expenses was primarily due to an increase in the number of professional employees and business combination-related expenses. Please quantify the extent to which each factor contributed to the overall change in that line item, including any offsetting factors as well as discuss in further detail the underlying reason for the change in each of the factors identified. Refer to the introductory paragraph of Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 238-239 accordingly.

September 20, 2024

34.	Please discuss the changes in the Income tax expense line item for both Aurous Gold and Gauta Tailings.

Response: In response of the Staff’s comment, the Registrants have revised the disclosure on pages 239 and 246 accordingly.

Business of Rigel and Certain Information About Rigel
The Sponsor

35.	We note that the sole member of the Sponsor is Orion Mine Finance Fund III, LP, a limited partnership whose general partner is Orion GP, a limited partnership whose general partner is an LLC of which Oskar Lewnowski is indirectly the sole voting Member and serves as Chairman of the Rigel Board. Certain other directors and officers of Rigel are employees of Orion Resource partners, an affiliate of the Sponsor. Please revise your disclosure to provide the nature and amount of the interests of the persons who have direct and indirect material interests in the Sponsor. In addition, please revise your disclosure to detail all material roles and responsibilities of the SPAC Sponsor, its affiliates, and any promoters in directing and managing the SPAC’s activities. See Item 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 254 accordingly.

Rigel’s Management’s Discussion and Analysis of Financial Condition and Results of Operation Contractual Obligations

36.	We understand that on February 7, 2024 Goldman Sachs, the lead underwriter in your SPAC IPO, waived their deferred underwriting commission of $10,500,000 that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Goldman Sachs.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 262 and 359 accordingly.

September 20, 2024

Anticipated Executive Officers and Directors After the Business Combination

37.	You name no officers or directors in this section, and at page 28 you state that the post-combination officers “have not yet been settled.” Please reconcile these disclosures with (1) your statement at page 98 that your success “depends largely upon the continued service of our senior management, including our chief executive officer, executive chairman, chief operating officer, chief financial officer,” and others, and (2) Section 10.07(a) of the business combination agreement (Annex A), which provides that “Each employee and other individual service provider of a Target Group Company immediately prior to the Closing shall continue in employment with a Target Group Company) immediately following the Closing....”

Response: The Registrants respectfully advise the Staff the names of the officers of Blyvoor, who are currently expected to continue their service with Aurous Resources following the consummation of the Business Combination have been disclosed on page 273. The Registrants respectfully advise the Staff that they will endeavor to name the anticipated directors and remaining officers of Aurous Resources as soon as practicable in a subsequent amendment to the Registration Statement.

Comparison of Shareholder Rights

38.	Please expand your disclosure to explain any material differences in the rights of target security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure, in tabular format, on pages 304-331 accordingly.

Shares Eligible for Future Sale

39.	Please provide in tabular format the material terms of any agreements regarding restrictions on whether the SPAC sponsor and its affiliates may sell securities of the SPAC. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the Registration Statement to include selling restrictions and other material terms to any agreements in tabular format on page 323 accordingly.

Background of the Business Combination

40.	Please revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Rigel and the target companies. Identify the individuals who participated in each negotiation, the material terms that were discussed, how parties positions differed, and how issues were resolved.

Response: In response to the Staff’s comment the Registrants, have supplemented the “Background of the Business Combination” section with more detail on pages 361-365.

September 20, 2024

41.	Please provide additional details regarding the reason(s) Rigel did not proceed beyond the referenced “in-depth discussions” with the nine other potential companies.

Response: In response to the Staff’s comment the Registrants, have supplemented the reasoning on page 360.

42.	Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on Rigel and the Target Companies, providing quantification to the extent practicable. See Item 1605(c) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and the Registrants respectfully point the Staff to “Benefits and Detriments of the Business Combination” section where the Registrants have listed out benefits and detriments of the Business Combination on pages 383-384.

43.	We note Orion Mine Finance Fund II LP is a 19.95% shareholder in Aurous Gold and is an affiliate of the Sponsor. Please revise and expand your disclosure to detail any role Orion played in the search or negotiation process.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on page 359 accordingly.

The Rigel Board’s Reasons for the Business Combination

44.	We note your discussion of the negative factors related to the deSPAC transaction that were considered by the Rigel board. Please revise to clarify whether you considered additional risks or potentially negative factors specific to the targets’ business. In this regard, we note that many of the negative factors considered would appear to apply generally to various targets.

Response: In response to the Staff’s comment, the Registrants have supplemented the risks and potential negative factors Rigel considered specific to the target’s business on pages 56-57 and 368-369.

September 20, 2024

Opinion of Kroll, LLC to the Rigel Board

45.	We note the suggestion at page 351 and in Annex E that the Duff & Phelps’ opinion was furnished for the use of benefit of the Rigel board and “may not be used…by any other person” without the advisor’s express consent. To eliminate any potential ambiguity, also state that the advisor expressly consents to the use of its opinion by those entitled to use it, including those whose vote is being solicited in this proxy statement / prospectus.

Response: The Registrants note for the Staff that the phrase “use and benefit of the Rigel Board” appearing in the disclosure on pages 371 and 375 is referenced in context of the focus of the opinion (specifically, in connection with an evaluation of the Aggregate Consideration from a financial point of view and not, more broadly, other aspects of or related to the Business Combination). The Registrants also supplementally note that Duff & Phelps’ opinion, attached as Annex E to the Registration Statement, expressly states that Duff & Phelps consents to the inclusion of its opinion in its entirety in a proxy statement/prospectus to be mailed to Rigel’s shareholders in connection with the Business Combination. The Registrants believe that, when viewed in full context, this statement addresses the Staff’s comment.

46.	We note the reference to the advisor performing “various valuation services for Orion Resource Partners (USA) LP and its affiliates.” Please revise to clarify any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Kroll, LLC, its affiliates and/or unaffiliated representative and Rigel, Sponsor or their respective affiliates. See Item 1607(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 378 accordingly.

47.	You include multiple references in this section and in Annex E to projections for Blyvoor Capital and Guata Tailings, including those that appear to be reflected in the technical report summaries. Clarify in your written response whether the advisor received projections other than those which are included in the technical report summaries filed as exhibits to the Form F-4, and make corresponding revisions to the disclosure as appropriate.

For all referenced projections, please disclose all material bases for the projections, all material assumptions underlying the projections, and any material factors that may affect such assumptions. The disclosure referred to in this section should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. See Item 1609(b) of Regulation S-K.

Additionally, disclose whether or not the Aurous Gold and Guata Tailings have affirmed to Rigel that the projections reflect the view of their management or board of directors about their future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. If they are no longer reflective of management’s views, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. See Item 1609(c) of Regulation S-K.

Response: In response to the first paragraph of the Staff’s comment, the Registrants have revised the disclosure on page 371 accordingly.

September 20, 2024

In response to the second paragraph of the Staff’s comment, the Registrants respectfully advise the Staff that the projections referenced in the Duff & Phelps opinion, attached as Annex E to the Registration Statement, refer to the projected financial data included in the technical report summaries undertaken by the qualified persons preparing such reports to determine the economic viability supporting the declaration of mineral reserves, pursuant to Item 1302 of Regulation S-K. The Registrants respectfully submit that as those projections were prepared by the qualified persons as part of technical report summaries produced pursuant to Subpart 1300 of Regulation S-K and not the Registrants or management of the Registrants, the Registrants are unable to provide the additional disclosure called for by Item 1609(b) of Regulation S-K.

In response to the third paragraph of the Staff’s comment, the Registrants respectfully advise the Staff that, as referenced in the preceding paragraph, any such projections used by Duff & Phelps for its opinion were provided to Duff & Phelps and/or approved for Duff & Phelps’ use by the management of Rigel and relate to methods undertaken by the qualified persons in the applicable technical report summaries to determine the economic viability supporting the declaration of mineral reserves, pursuant to Item 1302 of Regulation S-K. The Registrants respectfully submit that, as these projections were not prepared by the management or board of directors of either Aurous Gold or Gauta Tailings, neither the management or board of directors of Aurous Gold nor of Gauta Tailings are in a position to, and neither did any of them, affirm or deny that such projections reflect any of their respective views of Aurous Gold’s or Gauta Tailing’s future performance. The Registrants respectfully advise the Staff that they are not in a position to include an affirmative or negative statement in this respect in the Registration Statement, pursuant to 1609(c) of Regulation S-K.

Second Amended and Restated Memorandum of Association of Aurous Resources

48.	We note that the forum selection provision in Section 101 of your Second Amended and Restated Memorandum of Association provides that unless the Company otherwise consents, “the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute…otherwise related in any way to each shareholder’s shareholding in the company, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the company.” Please disclose here and throughout the filing whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws.

Response: In response to the Staff’s comment, the Registrants have clarified Section 101 of the Proposed Organizational Documents attached as Annex D to the Registration Statement.

September 20, 2024

Blyvoor Gold Resources Proprietary Limited Consolidated Financial Statements

49.	Please disclose the date when the financial statements were authorized for issue and who gave that authorization pursuant to paragraph 17 of IAS 10. This comment is also applicable to the financial statements of Blyvoor Gold Operations Proprietary Limited.

Response: In response to the Staff’s comment, the financial statements of each of Aurous Gold and Gauta Tailings have been revised to more clearly state their issue date and that the same were authorized by the board of directors of the respective entity. The Registrants kindly refer the Staff to pages F-51 and F-85.

Exhibits

50.	Please file as exhibits all material contracts, including those involving Rigel or the target companies. For example, please file the Orion Fund II Shareholder Agreement, or explain why it is not material. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have added Exhibits 10.15, 10.16, 10.17, 10.18, 10.19 and 10.20 in the Registration Statement.

General

51.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that Rigel is of the view that its Sponsor is not controlled by, and does not have substantial ties with any non-U.S. person. Other entities or individuals associated with or otherwise involved in the transaction are controlled by, or have substantial ties with a non-U.S. person. Specifically, Aurous Gold and Gauta Tailings are each South African limited liability companies. However, the registrants do not believe that there are any risks related to non-U.S. person control or influence that could impact the ability to complete the Business Combination because neither of the Target Companies is a U.S. company and the Target Companies do not own any assets in the U.S. Therefore, the Registrants do not anticipate the Business Combination will be subject to review by CFIUS, and do not believe any additional risk disclosures are required.

September 20, 2024

52.	Please disclose whether there have been any unregistered sales of securities by the SPAC within the past three years. See Item 701 of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 257.

Please direct any questions relating to the foregoing to the undersigned at +44 20.7615.3120. We appreciate your consideration of this matter.

Sincerely,

/s/ David Dixter
David Dixter
of Milbank LLP

cc:	Jonathan Lamb

Chief Executive Officer

Rigel Resource Acquisition Corp.

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

September 20, 2024

Alan Smith

Director

Aurous Resources

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

Richard Floyd

Chief Executive Officer

Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

Iliana Ongun

Milbank LLP

100 Liverpool Street

London, UK EC2M 2AT

Joshua G. DuClos

George J. Vlahakos

Zach Shub-Essig

John W. Stribling

Sidley Austin LLP

787 7th Avenue

New York, NY 10019